As filed with the Securities and Exchange Commission on March 27, 2026

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

IDEAL POWER INC.
(Exact name of registrant as specified in its charter)

Delaware		14-1999058
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

5508 Highway 290 West, Suite 120

Austin, Texas, 78735

(512) 264-1542

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

David Somo

President and Chief Executive Officer

Ideal Power Inc.

5508 Highway 290 West, Suite 120

Austin, Texas, 78735

(512) 264-1542

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With Copies to:

Ned A. Prusse

Perkins Coie LLP

1900 Sixteenth Street, Suite 1400

Denver, Colorado 80202

(303) 291-2300

Approximate date of commencement of proposed sale to the public: From time to time, after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION DATED MARCH 27, 2026

PRELIMINARY PROSPECTUS

Up to 631,332 Shares of Common Stock Issuable Upon Exercise of Pre-Funded Warrants

This prospectus covers potential resale by certain selling securityholder (the “Selling Securityholder”) identified herein of 631,332 shares of our Common Stock, par value $0.001 per share (“Common Stock”) issuable upon the exercise of pre-funded warrants at an exercise price of approximately $0.001 per share (“Pre-Funded Warrants”).

We are registering the shares on behalf of the Selling Securityholder to be offered and sold by it from time to time. We are not selling any securities under this prospectus and will not receive any proceeds from the sale of Common Stock by the Selling Securityholder pursuant to this prospectus. The Selling Securityholder may offer and sell such shares to or through one or more underwriters, dealers and agents, or directly to purchasers, or through a combination of these methods or any other method permitted by law. See “Plan of Distribution” for more information about how the Selling Securityholder may sell or otherwise dispose of such shares. Our registration of these shares does not mean that the Selling Securityholder will offer or sell any shares of our Common Stock.

Our Common Stock is currently listed on The Nasdaq Capital Market under the symbol “IPWR”. On March 26, 2026, the last reported sale price of our Common Stock was $3.11. The applicable prospectus supplement, if any, will contain information, where applicable, as to any other listing, if any, on The Nasdaq Capital Market or any securities market or other securities exchange of the securities covered by the prospectus supplement. Prospective purchasers of our securities are urged to obtain current information as to the market prices of our securities, where applicable.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

We may amend or supplement this prospectus from time to time by filing amendments or supplements as required. We urge you to read the entire prospectus, any amendments or supplements, any free writing prospectuses, and any documents incorporated by reference carefully before you make your investment decision.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 8 of this prospectus for a discussion of certain risks that you should consider in connection with an investment in our securities.

The date of this prospectus is       , 2026.

ABOUT THIS PROSPECTUS

You should rely only on the information contained in this prospectus or in any applicable prospectus supplement prepared by us or on our behalf. Neither we nor the Selling Securityholder has authorized anyone to provide any information or to make any representations other than those contained in this prospectus, any accompanying prospectus supplement or any free writing prospectus we have prepared. We and the Selling Securityholder take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the securities offered hereby and only under circumstances and in jurisdictions where it is lawful to do so. No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus, any applicable prospectus supplement or any related free writing prospectus. This prospectus is not an offer to sell securities, and it is not soliciting an offer to buy securities, in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus or any prospectus supplement is accurate only as of the date on the front of those documents only, regardless of the time of delivery of this prospectus or any applicable prospectus supplement, or any sale of a security. Our business, financial condition, results of operations and prospects may have changed since those dates.

This prospectus contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of some of the documents referred to herein have been filed, will be filed or will be incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and you may obtain copies of those documents as described in the section entitled under “Where You Can Find More Information.”

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA

This prospectus and the documents incorporated by reference herein and therein contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and the provisions of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. You can find many (but not all) of these statements by looking for words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “would,” “should,” “could,” “may” or other similar expressions in this prospectus and the documents incorporated by reference herein and therein. In particular, these include statements relating to future actions, prospective products, applications, customers, technologies, future performance or results of anticipated products, expenses, and financial results. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from our historical experience and our present expectations or projections. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

●	our history of losses;

●	our ability to generate revenue;

●	our limited operating history;

●	the size and growth of markets for our technology;

●	our ability to continue as a going concern;

●	regulatory developments that may affect our business;

●	our ability to successfully develop new products and the expected performance of those products;

●

the performance of third-party consultants and service providers whom we have and will continue to rely on to assist us in development and commercialization of our B-TRAN® and related packaging and drive circuitry;

●	the rate and degree of market acceptance for our B-TRAN® and current and future B-TRAN® products;

●	the time required for third parties to redesign, test and certify their products incorporating our B-TRAN®;

●	our ability to successfully commercialize our B-TRAN® technology;

●	our ability to secure strategic partnerships with semiconductor fabricators and others related to our B-TRAN® technology;

●	our ability to obtain, maintain, defend and enforce intellectual property rights protecting our technology;

●	the success of our efforts to manage cash spending, particularly prior to the commercialization of our B-TRAN® technology at scale;

●	trade protectionism, tariffs, and other barriers to trade that impact the availability or cost of the raw materials and components used in our products;

●	general economic conditions and events, including inflation, and the impact they may have on us and our potential partners and licensees;

●	our dependence on the global supply chain and impacts of supply chain disruptions;

●	our ability to obtain adequate financing in the future, if and when we need it;

●	changes in management and the board of directors, and our reliance on key personnel;

●	the impact of global health pandemics on our business, financial condition and results of operations;

●	our success at managing the risks involved in the foregoing items; and

●

other factors discussed in this prospectus, our Annual Report for the year ended December 31, 2025, filed with the SEC on March 27, 2026, which is incorporated by reference herein, and our other filings with the SEC.

The forward-looking statements are based upon management’s beliefs and assumptions and are made as of the date made. We undertake no obligation to publicly update or revise any forward-looking statements included or incorporated by reference in this prospectus, any applicable prospectus supplement and the documents incorporated by reference herein and therein. You should not place undue reliance on these forward-looking statements.

PROSPECTUS SUMMARY

The following summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our securities, you should read this entire prospectus carefully, including the documents incorporated by reference herein and therein, including the section entitled “Risk Factors” included elsewhere in this prospectus, the sections entitled “Risk Factors” Cautionary Note Regarding Forward-Looking Statements and Industry Data,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes thereto, which are incorporated by reference herein and therein. Some of the statements in this prospectus and in the documents incorporated by reference herein and therein constitute forward-looking statements. See “Cautionary Statement Regarding Forward-Looking Statements.” Unless the context requires otherwise, the words “we,” “us,” “our,” and “Company” refer collectively to Ideal Power Inc., a Delaware corporation.

Company Overview

Ideal Power is located in Austin, Texas. We are solely focused on the further development and commercialization of our Bidirectional bipolar junction TRANsistor (“B-TRAN®”) solid-state switch technology.

We are in the process of commercializing our B-TRAN® technology and have launched our first two commercial products, the discrete B-TRAN® and the SymCool® Power Module.

Recent Developments

Product Launches

Our first commercial product launch was the discrete B-TRAN®. This single B-TRAN® die packaged for electrical connection is designed to meet the very low conduction loss needs of the solid-state circuit protection and electric vehicle (“EV”) contactor markets.

Our second commercial product launch was the SymCool® Power Module. This multi-die B-TRAN® module is also designed to meet the very low conduction loss needs of the solid-state circuit protection and EV contactor markets.

Upon product launch, we design and build initial prototypes for testing and to solicit customer feedback. Based on the results of testing and customer feedback, we incorporate any necessary changes into the product design, build final prototypes and complete additional testing prior to full commercial release. To date, our customers have purchased prototypes in small quantities for evaluation and provided us feedback that has been incorporated into our final product designs. We expect significantly higher volume orders from customers once we secure a design win from them, and they start to build inventory in advance of launching their OEM products. For the products described above, we would expect the time from announcing a design win to the sale of the related OEM product to be roughly twelve to eighteen months, although it may vary considerably depending on the customer and application. We would expect a significantly longer design cycle for automotive applications. Design wins are expected to result in significant revenue growth for us over time as product life cycles tend to be relatively long for power electronics products as changing to another technology would require an OEM to redesign their product.

Development Agreement

In 2022, we announced, and began the first phase of, a product development agreement with Stellantis, a top 10 global automaker, for a custom B-TRAN® power module for use in the automaker’s EV drivetrain inverters in its next generation EV platform. In the first phase of the program, we provided packaged B-TRAN® devices, test kits and technical data to Stellantis for their evaluation. In 2023, we secured, and began the second phase of, this program. In the second phase of the program, we collaborated with Stellantis and the program partners, including both the program’s packaging company and the organization building the initial drivetrain inverter, to supply B-TRAN® devices for integration into the custom power module and inverter designs. Also, as part of the second phase of the program, we provided Stellantis a comprehensive test plan for the testing required to achieve certification to automotive standards for B-TRAN®. The test plan was subsequently approved as submitted. In 2024, we successfully completed the second phase of the program. In August 2025, we secured an order from Stellantis for custom development and packaged devices targeting multiple EV applications. We completed the first of five deliverables under this purchase order in 2025. Also in 2025, Stellantis informed us that they are prioritizing the EV contactor application over the drivetrain inverter application. We are currently working to complete the remaining deliverables under the 2025 purchase order and are engaged with Stellantis on a potential EV contactor program.

Customer Engagements

We have announced several engagements and/or initial orders with large companies, including Stellantis and other global automakers, Forbes Global 500 diverse power management market leaders, global tier 1 automotive suppliers, circuit protection market leaders, inverter / energy storage market leaders and others. These companies intend to test and evaluate, or are already in the process of testing and evaluating, our technology for use in their applications. These engagements could lead to future design wins or custom development agreements. We also announced agreements with multiple distribution partners. We may add other distribution partners in the future. Recently, we signed a letter of intent with a power module maker in Asia to manufacture and offer B-TRAN®-based power modules for sales to their customers. We may engage with other power module manufacturers or others in the power semiconductor ecosystem in the future to further expand the channels to market for products incorporating our technology.

First Design Win

In late 2024, we announced our first design win for solid-state circuit breakers (“SSCBs”) with one of the largest circuit protection equipment manufacturers in Asia serving the data center, renewable energy, energy storage, EV and other industrial markets. In connection with this design win, we entered into a joint development agreement for a SSCB product incorporating multiple B-TRAN® devices. The agreement included the product design, prototype builds and testing of the SSCB. We completed our deliverables, including SSCB prototypes, under this agreement in the first quarter of 2025. In the third quarter of 2025, the customer successfully completed their testing of updated SSCB prototypes that included enhancements requested by the customer. The customer plans on gathering feedback on this new product from their end customers ahead of product launch. In February 2026, we entered into a multi-year strategic cooperation agreement with this customer for the design, development and worldwide sales of circuit protection solutions including SSCBs, battery disconnect units and EV contactors featuring B-TRAN®. We expect to announce additional design wins and/or custom development agreements with this customer and/or other customers in 2026.

Intellectual Property

We rely on a combination of patents, trade secrets, laws that protect intellectual property, confidentiality procedures and contractual restrictions with our employees and others to establish and protect our intellectual property rights. Our first B-TRAN® patent was issued in 2015 and our patents generally have a 20-year life from the date of initial filing prior to expiration. We expect to continue to build our patent estate for our B-TRAN® technology and other technological developments that broaden the scope of our technology platform. In addition, we treat the proprietary dual-sided wafer fabrication process we developed to produce B-TRAN® wafers as a trade secret. As of February 28, 2026, we had 52 U.S. and 48 foreign issued patents as well as 82 additional pending U.S. and international patent applications on our B-TRAN® technology.

Public Offering and Concurrent Private Placement

On February 23, 2026, we entered into an underwriting agreement (the “Underwriting Agreement”) with Titan Partners Group LLC, a division of American Capital Partners, LLC, as representative of the underwriters named therein (the “Underwriter”), relating to the underwritten public offering of 3,505,855 shares of the Common Stock, and Pre-Funded Warrants to purchase up to 952,881 shares of Common Stock (the “Public Offering”). The Pre-Funded Warrants have an exercise price of $0.001 per share and expire when they are exercised in full. The gross proceeds to the Company from the Public Offering were approximately $12.3 million.

On February 23, 2026, we entered into a securities purchase agreement (the “Securities Purchase Agreement”) with the Selling Securityholder, pursuant to which the Company agreed to issue and sell to the Selling Securityholder Pre-Funded Warrants to purchase 631,332 shares of Common Stock at an exercise price of $0.001 per share in a concurrent private placement (the “Concurrent Placement”). The Pre-Funded Warrants offered in the Concurrent Placement have substantially the same terms as the Pre-Funded Warrants offered in the Offering, except that the Pre-Funded Warrants in the Concurrent Placement and the shares of Common Stock issuable upon exercise of the Pre-Funded Warrants in the Concurrent Placement are not registered under the Securities Act and are offered pursuant to an exemption from the registration requirements of the Securities Act provided in Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder. The gross proceeds to the Company from the Concurrent Placement were approximately $1.7 million.

The Offering and the Concurrent Placement closed on February 25, 2026.

Corporate Information

We were formed in Texas on May 17, 2007 and converted to a Delaware corporation on July 15, 2013. Our principal executive offices are located at 5508 Highway 290 West, Suite 120, Austin, Texas 78735 and our telephone number is (512) 264-1542. Our website address is www.idealpower.com. The foregoing website address is provided as an inactive textual reference only. The information provided on our website (or any other website referred to in this prospectus supplement or the accompanying prospectus) is not part of this this prospectus supplement or the accompanying prospectus and is not incorporated by reference as part of this prospectus supplement or the accompanying prospectus.

Implications of Being a Smaller Reporting Company

We are also a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K, and have elected to take advantage of certain of the scaled disclosure available for smaller reporting companies. We will remain a smaller reporting company until the end of the fiscal year in which (1) we have a public common equity float of more than $250 million, or (2) we have annual revenues for the most recently completed fiscal year of more than $100 million and a public common equity float or public float of more than $700 million. We also would not be eligible for status as a smaller reporting company if we become an investment company, an asset-backed issuer or a majority-owned subsidiary of a parent company that is not a smaller reporting company.

We have elected to take advantage of certain of the reduced disclosure obligations in the registration statement of which this prospectus is a part and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information that we provide to our stockholders may be different from what you might receive from other public reporting companies in which you hold equity interests.

The Offering

Common Stock outstanding as of March 25, 2026:	12,089,389 shares.

Common Stock offered by the Selling Securityholder:	Consists of 631,332 shares issuable upon exercise of the Pre-Funded Warrants held by the Selling Securityholder.

Common Stock to be outstanding after giving effect to the issuance of the Common Shares this offering:	12,089,389 shares, assuming no exercise of the Pre-Funded Warrants.

Use of proceeds:

The Selling Securityholder will receive all of the proceeds of the sale of shares issuable upon exercise of the Pre-Funded Warrants offered from time to time pursuant to this prospectus. Accordingly, we will not receive any proceeds from the sale of shares issuable upon exercise of the Pre-Funded Warrants. See the section herein titled “Use of Proceeds.”

Plan of Distribution

The Selling Securityholder may sell all or a portion of the shares of Common Stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. Registration of the Common Stock covered by this prospectus does not mean, however, that such shares necessarily will be offered or sold. See “Plan of Distribution.

Risk factors:

See the section titled “Risk Factors” and other information included in this prospectus, and incorporated by reference herein, for a discussion of factors you should consider carefully before deciding to invest in our Common Stock.

Trading market and symbol:	Our Common Stock is currently listed on The Nasdaq Capital Market under the symbol “IPWR”.

Transfer agent:	The transfer agent and registrar for our Common Stock is EQ Shareowner Services.

RISK FACTORS

An investment in our securities involves risks. You should carefully consider the risks described in the sections entitled “Risk Factors” in any prospectus supplement and those set forth in documents incorporated by reference in this prospectus and any applicable prospectus supplement, as well as other information in this prospectus and any applicable prospectus supplement, before purchasing any of our securities. Each of the risks described in these sections and documents could materially and adversely affect our business, financial condition, results of operations and prospects, and could result in a loss of your investment. Additional risks and uncertainties not known to us or that we deem immaterial may also impair our business, financial condition, results of operations and prospects.

Risks Related to this Offering and Ownership of Our Common Stock

We have broad discretion in the use of our existing cash and may not use it effectively.

Our management will have broad discretion in the application of our existing cash, and you will be relying on the judgment of our management regarding such application. You will not have the opportunity, as part of your investment decision, to assess whether our existing cash is being used appropriately. Our management might not apply our existing cash in ways that ultimately increase the value of your investment. If we do not invest or apply our existing cash in ways that enhance stockholder value, we may fail to achieve expected results, which could cause our stock price to decline.

Investors who buy shares at different times will likely pay different prices.

Investors who purchase shares in this offering at different times will likely pay different prices, and so may experience different levels of dilution and different outcomes in their investment results. Similarly, the Selling Securityholder may sell such shares at different times and at different prices. Investors may experience a decline in the value of the shares they purchase from the Selling Securityholder in this offering as a result of sales made by us in future transactions to the Selling Securityholder at prices lower than the prices they paid. The Selling Securityholder will have discretion to vary the timing, prices, and number of shares sold in this offering. Investors may experience a decline in the value of their shares of our Common Stock. The trading price of our Common Stock has been volatile and subject to wide fluctuations.

The issuance of Common Stock to the Selling Securityholder may cause substantial dilution to our existing stockholders and the sale of such shares acquired by the Selling Securityholder could cause the price of our Common Stock to decline. In addition, the future issuance of additional equity securities may cause further dilution.

We are registering for resale by the Selling Securityholder up to 631,332 shares of Common Stock issuable upon the exercise of Pre-Funded Warrants. The number of shares of our Common Stock ultimately offered for resale by the Selling Securityholder under this prospectus is dependent on the number of exercised Pre-Funded Warrants. Depending on a variety of factors, including market liquidity of our Common Stock, the issuance of shares to the Selling Securityholder may cause the trading price of our Common Stock to decline.

In addition, we have a significant number of stock options, restricted stock units and performance stock units outstanding. To the extent that outstanding stock awards may be exercised, settled or converted or other shares issued, investors purchasing our Common Stock in this offering may experience further dilution. See “-Shares eligible for future sale, including warrants and options exercisable into shares of our Common Stock, may cause dilution to our existing stockholders and may adversely affect the market for our Common Stock.” In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders or result in downward pressure on the price of our Common Stock. See “-Raising additional capital may cause dilution to you or our existing stockholders, restrict our operations or require us to relinquish rights to our technologies.” Furthermore, if the pre-funded warrants issued in the Concurrent Placement are exercised, you will also incur additional dilution.

Shares eligible for future sale, including warrants and options exercisable into shares of our Common Stock, may cause dilution to our existing stockholders and may adversely affect the market for our Common Stock.

Sales of substantial amounts of our Common Stock in the public market, or the perception that these sales could occur, could cause the market price of our Common Stock to decline. These sales could also make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.

At March 25, 2026, we had 12,089,389 shares of Common Stock outstanding and 2,238,040 pre-funded warrants with an exercise price of $0.001 that are included in our computation of basic earnings per share. Shares beneficially owned by our affiliates, if any, and employees are subject to volume and other restrictions under Rules 144 and 701 under the Securities Act, various vesting agreements, our insider trading policy and/or any applicable 10b5-1 trading plan. Shares that are not beneficially owned by our affiliates and employees generally can be freely sold in the public market, subject in some cases to restrictions under Rule 144.

At March 25, 2026, we had 1,486,955 potentially dilutive shares outstanding, exclusive of pre-funded warrants to purchase shares of Common Stock that are considered outstanding common shares (including pre-funded warrants to purchase 631,332 shares of Common Stock issued in the Concurrent Placement) and included in our computation of basic earnings per share, and we may grant additional options, restricted stock units, performance stock units, other stock-based awards and/or warrants in the future. The settlement of vested restricted stock units and performance stock units, and the exercise of vested options and/or warrants, including pre-funded warrants, could result in the issuance of a large number of shares, which may be sold into the markets. Any sale of a substantial number of shares of our Common Stock may have a material adverse effect on the market price of our Common Stock.

We, our executive officers and directors have agreed, subject to specified exceptions, not to offer, sell, contract to sell, hypothecate, pledge or otherwise dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act with respect to, any shares of Common Stock beneficially owned (as such term is used in Rule 13d-3 of the Exchange Act), or any other securities so owned convertible into or exercisable or exchangeable for the shares of Common Stock or publicly announce the intention to do any of the foregoing, whether any such transaction is to be settled by delivery of the shares of Common Stock or such other of our securities, in cash or otherwise.

This restriction terminates after the close of trading of the Common Stock on May 27, 2026.

These lock-up agreements affect approximately 242,909 shares of our Common Stock currently outstanding as of the date of this prospectus supplement. Sales of stock by any of our executive officers or directors could have a material adverse effect on the trading price of our Common Stock.

We have not paid dividends in the past and have no immediate plans to pay dividends.

We plan to reinvest all of our earnings, to the extent we have earnings, in order to market our products and to cover operating costs and to otherwise become and remain competitive. We do not plan to pay any cash dividends with respect to our securities in the foreseeable future. As a result, only appreciation in the price of our Common Stock, which may never occur, will provide a return to stockholders. We cannot assure you that we would, at any time, generate sufficient surplus cash that would be available for distribution to the holders of our Common Stock as a dividend. Therefore, you should not expect to receive cash dividends on our Common Stock.

Raising additional capital, if necessary, may cause dilution to you or our existing stockholders, restrict our operations or require us to relinquish rights to our technologies.

We may seek additional capital through a combination of public and private equity offerings, debt financings, strategic partnerships and licensing arrangements. To the extent that we raise additional capital through the sale or issuance of equity, warrants or convertible debt securities, your ownership interest and the ownership interest of our existing stockholders will be diluted, and the terms of such securities may include liquidation or other preferences that adversely affect your rights as a stockholder. If we raise capital through debt financing, it may involve agreements that include covenants limiting or restricting our ability to take certain actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise additional funds through strategic partnerships or licensing agreements with third parties, we may have to relinquish valuable rights to our technologies, or grant licenses on terms that are not favorable to us. If we are unable to raise additional funds if and when needed, we may be required to delay, limit, reduce or terminate our development and commercialization efforts.

The public market for our Common Stock may be volatile. This may affect the ability of our investors to sell their shares as well as the price at which they sell their shares.

The market price for our shares has experienced significant price and volume fluctuations. We cannot predict whether the price of our Common Stock will rise or fall. Our stock price may be significantly affected by factors such as, among others:

●	variations in the volume of trading activity;
●	actual or anticipated fluctuations in our liquidity, financial condition and operating results;
●	quarterly and yearly operating results compared to market expectations;
●	quarterly and yearly operating results of other companies in our industry compared to market expectations;
●	general trends in markets we expect to serve;
●	competition from existing products or new products that may emerge;
●	future announcements concerning our business or our competitors’ businesses;
●	additions or departures of key management or other technical personnel;
●	the public’s reaction to our press releases, other public announcements and filings with the SEC;
●	issuances or sales, or expected issuances or sales of our capital stock, including in connection with this offering;
●	disputes or other developments related to proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our technologies;
●	litigation involving us, our general industry or both; and
●	changes in state or federal regulations affecting us and our industry.

Furthermore, in recent years the stock market has experienced extreme price and volume fluctuations that are unrelated or disproportionate to the operating performance of the affected companies. Such broad market fluctuations may adversely affect the market price of our Common Stock. In addition, price volatility may be greater if the public float and trading volume of our Common Stock is low. As a result, you may suffer a loss on your investment.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the shares of Common Stock by the Selling Securityholder.

SELLING SECURITYHOLDER

References to the “Selling Securityholder” in this prospectus mean the entity listed in the table below, and the donees, transferees, assignees, successors, heirs, executors, administrators, legal representatives, pledgees and others who may later come to hold any of the Common Stock described in this prospectus as a result of a transfer not involving a public sale.

This prospectus relates to the possible resale by the Selling Securityholder of up to 631,332 shares of Common Stock that are issuable under the Pre-Funded Warrants. For additional information regarding the issuance of the Pre-Funded Warrants, see “Prospectus Summary — Recent Developments — Public Offering and Concurrent Private Placement”. The Selling Securityholder may offer the shares of Common Stock for resale from time to time pursuant to this prospectus. The Selling Securityholder may also sell, transfer or otherwise dispose of all or a portion of its shares of Common Stock in transactions exempt from the registration requirements of the Securities Act or pursuant to another effective registration statement covering those shares. Information about the Selling Securityholder may change over time.

We do not know when or in what amounts the Selling Securityholder may offer the shares of Common Stock for sale, and, other than as set forth herein, we currently have no agreements, arrangements or understandings with the Selling Securityholder regarding the sale or other disposition of any of the shares of Common Stock. Because the Selling Securityholder may offer all, some or none of the shares pursuant to the offering, no definitive estimate as to the number of shares that will be held by the Selling Securityholder after the offering can be provided. Except for the ownership of Pre-Funded Warrants, the Selling Securityholder has not had any material relationship with us within the past three years.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to shares of Common Stock and the right to acquire such voting or investment power within 60 days through the exercise of any option, warrant or other right. The following table sets forth, as of the date of this prospectus, the name of the Selling Securityholder, the number of shares of Common Stock that the Selling Securityholder may offer pursuant to this prospectus and the number of shares of Common Stock owned by the Selling Securityholder before and after the offering. Solely for purposes of the table below, we have assumed that the Selling Securityholder will sell all of the shares of Common Stock that the Selling Securityholder currently holds and will make no other purchases or sales of Common Stock. The percentages below also assume the full conversion of the Pre-Funded Warrants.

	Shares of Common Stock Beneficially Owned Prior to the Offering of the Selling Securityholder’s Shares(1)		Maximum Number of Shares To Be Sold in the Offering of the Selling Securityholder’s Shares(2)	Shares of Common Stock Beneficially Owned After the Offering of the Selling Securityholder’s Shares(2)
Name of Selling Securityholder	Number	Percentage	Shares	Number	Percentage
Lytton-Kambara Foundation(3)	1,210,047	9.9%	631,332	1,186,849	9.3%

(1)	Assumes exercise in full of the Pre-Funded Warrants.

(2)

The Company does not have the ability to control how many, if any, of the shares of Common Stock will be sold by the Selling Securityholder listed above. The table above assumes that the Selling Securityholder will sell all of the shares of Common Stock offered herein for purposes of determining how many shares of Common Stock the Selling Securityholder will own after the offering of the shares of Common Stock and their applicable beneficial ownership percentage following the offering of the shares of Common Stock.

(3)

Includes 631,332 shares of Common Stock issuable upon the exercise of Pre-Funded Warrants. Laurence W. Lytton is the President and a key director of the Selling Securityholder. The address of record is 467 Central Park West, 17A New York, NY 10025.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. We intend to retain future earnings, if any, to finance the operation of our business and do not anticipate paying any cash dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our Board after considering our financial condition, results of operations, capital requirements, business prospects and other factors our Board deems relevant, and subject to the restrictions contained in any future financing instruments.

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth certain information with respect to our executive officers and directors as of the date hereof.

Name	Age	Position
David Somo	59	President, Chief Executive Officer (“CEO”) and Director
Timothy W. Burns	51	Chief Financial Officer (“CFO”) , Secretary and Treasurer
Drue Freeman	63	Director
Gregory Knight	51	Director
Ted Lesster	87	Director
Michael C. Turmelle	67	Chairman of the Board

Executive Officers

David Somo has served as our President and Chief Executive Officer and on our Board since November 2025. Prior to joining Ideal Power, he served as an operating partner with private equity firm Strenuus Capital Partners from January 2025 to October 2025. In addition, Mr. Somo served as President and CEO of Preciseley Microtechnology Corporation from June 2021 to September 2024 and held the position of Senior Vice President, Corporate Strategy, Marketing and Systems Engineering at onsemi (Nasdaq: ON) from 2009 to June 2021. Mr. Somo has over 30 years of experience in the semiconductor industry spanning the industrial, automotive, consumer, computing, data center and communications end-markets. He has held leadership roles in several other prominent companies, including Celerity, Incorporated, Ubicom, Incorporated, MEMC Electronic Materials, Incorporated, and Advanced Micro Devices, Incorporated. Mr. Somo has extensive experience in worldwide sales, marketing, business development, corporate strategy, mergers and acquisitions and product development with full business P&L responsibility. He holds a Bachelor of Science in Electrical Engineering from Arizona State University and completed the INSEAD International Directors Programme in Corporate Governance. Mr. Somo brings to our Board experience as a Chief Executive Officer, knowledge of the power semiconductor industry and the commercialization of power semiconductors into a variety of markets, and experience and familiarity with our business as our Chief Executive Officer.

Timothy W. Burns has served as our Chief Financial Officer and Treasurer since October 2013 and Secretary since November 2013. Prior to joining the Company, Mr. Burns was employed by Rainmaker Systems, Inc. (Nasdaq: RMKR), then a publicly traded company, from November 2010 until February 2013, first as the company’s Controller and, beginning in April 2011, as its Chief Financial Officer. Mr. Burns also served as Interim President and Chief Executive Officer of Rainmaker Systems, Inc. from October 2012 to December 2012. Prior to his employment with Rainmaker Systems, Inc., Mr. Burns was employed by Dean Foods Company (NYSE: DF), then a publicly traded company, from 2001 until November 2010 where he held various positions in finance and accounting including Director of Corporate Accounting from 2008 to November 2010. From 1998 to 2001, Mr. Burns was employed by Deloitte & Touche, LLP as an auditor. Mr. Burns has a master’s degree in professional accounting from the University of Texas and a bachelor’s degree in accounting from the University of Southern California. He is a public accountant certified in Texas.

Directors

Drue Freeman has served on our Board since April 2022. He has over 30 years of semiconductor industry experience, sixteen of which focused on sales and marketing of semiconductors to the automotive industry. Mr. Freeman spent most of his career at NXP Semiconductors (“NXP”), a Dutch multinational manufacturer serving the automotive industry. In 1990, he joined VLSI Technology, an American company that designed and manufactured custom and semi-custom integrated circuits, which was bought by Philips Semiconductors, a division of Philips Electronics. Philips Semiconductors was subsequently spun-out from Philips to become NXP. At NXP, he served in various leadership positions in Japan, Germany, China and Silicon Valley. He launched and served on the Board of Directors for Datang-NXP Semiconductors, the first Chinese automotive semiconductor company, and ended his tenure at NXP as Senior Vice President of Global Automotive Sales & Marketing. While at NXP, Mr. Freeman built significant automotive semiconductor market share by developing long-term relationships with OEMs and locking in design wins at Tier-1 automotive customers. Since November 2016, he has served as an Advisor at Silicon Catalyst, an incubator focused exclusively on solutions in silicon, and, from March 2018 to April 2020, he served as Chief Executive Officer of the Association for Corporate Growth Silicon Valley, the premier organization for decision makers in Silicon Valley, providing business professionals with direct and referral access to key business leaders, transformational thought leadership and practical experience for professional growth and business development. Mr. Freeman provides strategic and advisory services, with recent clients including Blue River Technology (a subsidiary of Deere & Co.), Savari (acquired by Harman) and DeepScale.ai (acquired by Tesla), and served on the Board of Directors of Sand Hill Angels, a group of Silicon Valley angel investors between January 2018 and December 2024. In September 2024, Mr. Freeman joined the Board of Directors of Boardwalktech Software Corp. (BWLK.V), an enterprise software company. He has a B.S. in Electrical Engineering from San Diego State University and an MBA in Business from Pepperdine Graziadio Business School. Mr. Freeman brings to our Board experience as a semiconductor executive and strategic advisor and investor and knowledge of, and relationships in, the semiconductor and automotive / electric vehicle (“EV”) industries.

Gregory Knight has served on our Board since April 2022. He has 25 years of experience in industrial manufacturing across a wide range of industries including photovoltaic (“PV”), silicon carbide, EV, power electronics and industrial equipment in both leadership positions and as a strategic consultant. Since August 2025, Mr. Knight has served as President and Chief Executive Officer of Enbi Global, a manufacturer of specialty rollers and insulation materials with primary market demands from commercial print, automation, automotive and HVAC industries. Prior to his current role, Mr. Knight served as President and Chief Executive Officer of Kellenberger (formerly Hardinge), a leading international provider of advanced, super-precision grinding and turning CNC machine solutions, from September 2024 to April 2025. Prior to serving as President and Chief Executive Officer of Kellenberger, Mr. Knight served as President and Chief Executive Officer of Hardinge from July 2023 to September 2024 and served as Vice President and Chief Operating Officer from January 2023 to July 2023. Previously, Mr. Knight served as President and Chief Executive Officer of GT Advanced Technologies, a producer of silicon carbide and sapphire crystal materials for expanding markets such as EVs and power electronics, from September 2016 to October 2021. His other leadership positions include: Co-Founder and Co-Chief Executive Officer of Exawatt, which provides strategic consulting for the solar PV, EV, power electronics, high-purity quartz and lithium-ion battery markets, from May 2015 to September 2016; President of PV Tech Group, a provider of a range of operations and strategic planning services to the PV industry, from July 2010 to September 2016; and Chief Technology Officer for Equity Solar, a provider of silicon surface chemistries intended to increase PV cell efficiency, from April 2010 to June 2015. Mr. Knight began his PV career as Manufacturing Director, Solar Cell Fabrication, at Schott Solar, a manufacturer of components for solar power systems. He currently serves on the Board of Directors of Enbi Global and Allied Graphite and held prior board positions with Kellenberger, Hardinge, GT Advanced Technologies and Cerahelix. Mr. Knight served five years in the U.S. Navy as Chemistry / Radiological Controls Officer and holds a B.A. in Chemistry from Cornell University and a formal nuclear engineering education from the Naval Nuclear Power School. Mr. Knight brings to our Board experience as an executive and knowledge of silicon carbide and PV, EV, energy storage and power electronics markets.

Ted Lesster has served on our Board since April 2018. Prior to 1985, Mr. Lesster worked first in the power conversion group at the Westinghouse R&D Center and subsequently at the Westinghouse ESSD Oceanic Division (“ESSD”). As an Advisory Engineer he was instrumental in developing power electronics for power conversion, active sonar and propulsion systems for deep submergence vehicle and surface ship applications. In 1985, he became manager of Electrical Engineering and, in 1992, he was appointed to assemble and lead the technical team that worked in conjunction with Chrysler to develop and take to initial production advanced power trains for the Chrysler EPIC minivan. Following the Northrop Grumman acquisition of ESSD he returned to the Oceanic Division as Engineering Director of the engineering department and then as Chief Scientist. In 1999, he joined SatCon as Engineering Director and later as General Manager. He resigned from his management position at SatCon in 2002 to lead the design and development of a novel 2-megawatt flywheel/doubly fed induction machine and diesel-based uninterruptible AC power source. With the transfer of that and similar power electronics-based technology to RCT Systems (“RCT”) in 2003, Mr. Lesster joined RTC in an advisory role and was active in hardware development of vehicle and shipboard pulse power and power management applications as well as both wave energy and tide power energy conversion projects until his retirement in 2014. Mr. Lesster has BA and MA degrees in Engineering from Oxford University and, in 1971, he received the Westinghouse B.G. Lamme Award for a year’s study scholarship. He used this to study at Imperial College of Science and Technology in London where his thesis for the Diploma of Imperial College certificate was on control techniques for reluctance machines. Mr. Lesster holds six patents and several pending in the field of power conversion. Mr. Lesster brings to our Board an extensive knowledge of power electronics and power conversion systems.

Michael C. Turmelle has served on our Board since December 2017 and as Chairman of the Board since December 2021. From January 2018 to January 2024, Mr. Turmelle served as the Managing Director of Hayward Tyler, which he joined in February 2015. Hayward Tyler designs, manufactures and services performance-critical electric motors and pumps to meet the most demanding of applications for the global energy industry, as both an original equipment manufacturer supplier and trusted partner. Previously, Mr. Turmelle ran his own consulting company working with start-ups and turn-arounds in the areas of renewable energy, medical and other advanced technologies. He has served on the Board of Directors of Quantum Computing Inc. (Nasdaq: QUBT) since January 2022. Mr. Turmelle has previously served on other Boards of Directors including the Board of Directors of Implant Sciences Corp., an explosive and narcotic trace detection company, where he served as Chairman of the Board from 2015 to 2017. He was Chief Financial Officer and Chief Operating Officer and a member of the Board of Directors of SatCon. Mr. Turmelle was also on the Board of Directors of Beacon Power, a SatCon spin-off company dealing in flywheel energy storage. He has a B.A. in Economics from Amherst College and is a graduate of General Electric’s Financial Management Program. Mr. Turmelle brings to our Board years of public company executive experience as well as extensive experience in finance and operations and in the field of electrical technology.

David Somo  — please see above.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Policies and Procedures for Approving Related Party Transactions

Under our Code of Conduct, our employees and officers are discouraged from entering into any transaction that may cause a conflict of interest. In addition, they must report any potential conflict of interest, including related party transactions, to their supervisors or our Chief Executive Officer.

Our Related Party Transaction Policy (the “Policy”) provides, among other items, that pre-approval of related party transactions (as defined in the Policy) requires a majority vote of the disinterested members of the Audit Committee with a de minimis exception for transactions less than $2,500. De minimis transactions may be approved by either our Chief Executive Officer or Chief Financial Officer, if disinterested. Further, the Policy requires timely disclosure to the Board of all related party transactions requiring disclosure under SEC regulations.

Related Party Transactions

No related party transactions have been entered into, or in effect, since January 1, 2024.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Summary Compensation Table

The following table summarizes compensation earned during the years ended December 31, 2025 and 2024 by our named executive officers (“NEOs”).

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)(2)	All Other Compensation ($)(3)	Total ($)
David Somo(4),(5)	2025	57,212	—	2,083,739	19,816	2,160,767
President and Chief Executive Officer

Timothy Burns	2025	282,576	11,774	174,570	25,868	494,788
Chief Financial Officer and Secretary	2024	282,576	79,475	282,000	25,242	669,293

R. Daniel Brdar(6)	2025	306,519	—	337,709	33,988	678,216
Former President and Chief Executive Officer	2024	354,200	199,238	599,250	27,451	1,180,139

(1)	Bonus represents performance bonus earned during the year. See “Employment Agreements” below for further discussion of NEO target bonuses.
(2)

The amounts included in this column are the aggregate grant date fair value of restricted stock units and performance stock units determined in accordance with FASB ASC Topic 718, excluding the effect of estimated forfeitures.

(3)	Other compensation includes Company-paid healthcare and relocation benefits.
(4)	Mr. Somo was appointed Chief Executive Officer effective November 3, 2025
(5)	The stock awards reported for Mr. Somo represent a new hire inducement grant.
(6)	Mr. Brdar served as President and Chief Executive Officer until November 2, 2025.

Narrative to Summary Compensation Table

Current and Future Compensation Practices

Compensation for our NEOs consists of base salary, a cash bonus and equity awards. The current practice is for the Company to provide annual equity awards in the form of restricted stock units and performance stock units to NEOs. The Company has not established a policy or practice for determining the number of NEOs’ equity awards and, as such, the number of awards granted to NEOs are at the discretion of the Compensation Committee of our Board. We may establish such a policy or practice in the future.

In setting the compensation for our NEOs, we look primarily at the person’s responsibilities and level of performance, at the person’s experience and education, at our ability to replace the individual and competitive benchmarking data. In 2022, the Compensation Committee engaged a firm that specializes in executive and Board compensation to conduct a compensation benchmarking study. This firm obtained market benchmarking data for public companies with similar characteristics to us and compared this data to actual executive compensation at the Company. The firm’s analyses determined that base salary for the former CEO was well positioned to the 25th percentile of the peer group while the base salary for the CFO was below the 25th percentile of the peer group. As a result, the Compensation Committee determined that it was appropriate to maintain the same base salary for the former CEO and approved an increase in the annual base salary of the CFO for 2023 to align with the 25th percentile of the peer group. The Compensation Committee also considered this compensation benchmarking study in setting 2025 compensation for NEOs. The compensation of current CEO was determined based on market-based guidance provided by an executive search firm engaged by the Company for the CEO search.

We expect the base salaries of our NEOs to remain relatively constant but may adjust a NEO’s base salary if the person’s responsibilities are materially changed or due to other economic or market considerations. We also may pay bonuses to reward exceptional performance or the achievement by the Company or an individual of targets to be agreed upon. The performance bonus target for each NEO who is currently an employee of the Company is established by his employment agreement, subject to adjustment by the Compensation Committee, which is discussed in detail below. In 2025 and 2024, the actual bonuses paid to NEOs were equal to 8.33% and 56.25%, respectively, of the performance bonus target for each NEO and were based on the level of achievement by the Company of targets approved by the Board.

The Company’s current practice is to not provide NEOs with cost-of-living adjustments to their base salary on an annual basis. The Compensation Committee elected to maintain the same base salary, without a cost-of-living adjustment, for the former CEO for the years 2022 through 2025 and for the CFO for the years 2023 through 2025.

Outstanding Equity Awards At 2025 Fiscal Year-End

	Option awards				Stock awards
Name	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Option exercise price ($)	Option expiration date	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)		Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (1)
David Somo	—	—	$—	—	247,438	(2)	$764,583
	—	—	$—	—	247,438	(3)	$764,583
Timothy Burns	—	—	$—	—	20,000	(4)	$61,800
	—	—	$—	—	20,000	(5)	$61,800
	—	—	$—	—	26,666	(6)	$82,398
	25,000	—	$7.59	12/10/2030	—		$—
	5,700	—	$7.19	08/06/2030	—		$—
	9,500	—	$1.99	03/25/2030	—		$—
	9,721	—	$2.85	10/28/2029	—		$—
R. Daniel Brdar	—	—	$—	—	60,000	(7)	$185,400
	—	—	$—	—	20,000	(8)	$61,800
	—	—	$—	—	56,666	(9)	$175,098
	—	—	$—	—	10,000	(10)	$30,900
	50,000	—	$7.59	01/30/2027	—		$—
	25,000	—	$7.19	01/30/2027	—		$—
	38,000	—	$1.99	01/30/2027	—		$—
	21,000	—	$2.85	01/30/2027	—		$—

(1)	Value calculated as the number of unearned units multiplied by the closing price of the Company’s Common Stock on the Nasdaq Capital Market at December 31, 2025 of $3.09 per share.

(2)

Performance stock units, with a grant date of December 11, 2025, vest in four equal tranches at such time or times prior to December 31, 2028 that certain performance goals are achieved, provided that the NEO remains in continuous service with us through each vesting date. Represent a new hire inducement grant.

(3)

Restricted stock units, with a grant date of November 3, 2025, vest one-third annually over a three-year vesting period, provided that the NEO remains in continuous service with us through each vesting date. Represent a new hire inducement grant.

(4)

Performance stock units, with a grant date of June 12, 2025, vest in three equal tranches at such time or times prior to June 12, 2028 that certain common stock price appreciation metrics are achieved, provided that the NEO remains in continuous service with us through each vesting date.

(5)

Restricted stock units, with a grant date of June 12, 2025, vest one-third annually over a three-year vesting period, provided that the NEO remains in continuous service with us through each vesting date.

(6)

Restricted stock units, with a grant date of June 20, 2024, vest one-third annually over a three-year vesting period, provided that the NEO remains in continuous service with us through each vesting date.

(7)

Performance stock units, with a grant date of June 12, 2025, vest in three equal tranches at such time or times prior to November 1, 2026 that certain common stock price appreciation metrics are achieved, provided that the former NEO remains in continuous service with us through each vesting date.

(8)

Restricted stock units, with a grant date of June 12, 2025, vest one-half on January 3, 2026 and one-half on April 3, 2026, provided that the NEO remains in continuous service with us through each vesting date.

(9)

Restricted stock units, with a grant date of June 20, 2024, vest one-half on January 3, 2026 and one-half on April 3, 2026, provided that the NEO remains in continuous service with us through each vesting date.

(10)

Restricted stock units, with a grant date of December 15, 2022, vest one-half on January 3, 2026 and one-half on April 3, 2026, provided that the NEO remains in continuous service with us through each vesting date.

Executive Officer Employment Agreements

Mr. Somo

In connection with his appointment as President and Chief Executive Officer, the Company and Mr. Somo entered into an employment agreement, pursuant to which Mr. Somo will (a) receive an annual base salary of $425,000, subject to periodic review by the Board, and (b) be eligible to participate in the Company’s discretionary bonus program with a target award equal to 100% of Mr. Somo’s base salary. Mr. Somo will also be able to participate in the Company’s employee benefit plans from time to time in effect for executive officers or employees. In addition, as an inducement to enter into the employment agreement, Mr. Somo received an initial grant of (1) restricted stock units equal to 2.5% of all issued and outstanding shares of the Company’s Common Stock, plus all shares of Common Stock issuable upon the exercise, conversion, or exchange of any options, warrants, or other rights to acquire Common Stock and upon the conversion or exchange of any securities convertible into or exchangeable for Common Stock (the “Fully Diluted Common Stock”) of the Company, vesting in three equal annual installments beginning on November 3, 2026, and (2) performance restricted stock units equal to equal to 2.5% of the Fully Diluted Common Stock for the Company, vesting upon achievement of certain performance milestones, in each case subject to the terms of his employment agreement and the applicable award agreements, including continue vesting during a 12-month severance period (as set forth in his employment agreement) (collectively, the “Inducement Awards”). His employment agreement also provides for the reimbursement of expenses incurred by Mr. Somo in connection with his relocation to Austin, Texas in an amount not to exceed $50,000 (subject to gross-up in order to offset applicable taxes).

If Mr. Somo is terminated without cause at the election of the Company or terminates his employment for “good reason” (as defined in his employment agreement), he will be entitled to, in addition to the continued vesting set forth above, (A) earned and accrued base salary, bonus, vacation time and other benefits, and (B)(i) a severance payment equal to 12 months of base salary, (ii) payment of annual bonus amounts he would have otherwise received, subject to the terms of his employment agreement, and (iii) continued COBRA health coverage for 12 months following termination of employment with the Company, in each case in Section (B), subject to execution of a customary release set forth in his employment agreement (collectively, the “Severance Benefits”). If Mr. Somo is terminated upon a change in control, Mr. Somo would be entitled to the Severance Benefits and immediate vesting of all outstanding equity awards.

Under the terms of his employment agreement, Mr. Somo is entitled to participate in any of our employee benefit plans that may now be, or in the future will be, in effect on a general basis for our executive officers or employees. Additionally, we provide, at the Company’s sole expense, healthcare benefits for Mr. Somo and his spouse.

Mr. Burns

On September 16, 2014, Timothy Burns entered into an employment agreement with us. The agreement provided for an initial annual salary, subject to a cost-of-living adjustment and adjustment annually at the discretion of the Board or Compensation Committee. Mr. Burns is also eligible for an annual bonus with a target performance bonus equal to 50% of his annual salary. The actual performance bonus percentage for a given year is based on actual performance relative to performance goals, which are to be mutually agreed upon by the Compensation Committee, the Chief Executive Officer and Mr. Burns.

The employment agreement will be terminated if Mr. Burns is disabled or voluntarily resigns from his employment. The Company may terminate Mr. Burns’ employment for cause or without cause on 30 days’ written notice. If his employment is terminated by the Company without cause, Mr. Burns will receive his accrued but unpaid salary and the value of unused paid time off through the effective date of the termination, any accrued but unpaid bonus, business expenses incurred prior to the effective date of the termination, and severance (the “Burns Severance Payment”) consisting of six months’ salary. The Company may elect, in its sole discretion, whether to pay the Burns Severance Payment in one lump sum or on regular pay days for the six months following termination of Mr. Burns’ employment. Mr. Burns will also be entitled to continue to participate in employee benefit plans, at the Company’s sole expense, for six months following the termination of his employment. In addition, if Mr. Burns’ employment is terminated as a result of a change in control, any of his equity awards that were scheduled to vest following the termination of his employment will vest immediately.

Under the terms of his employment agreement, Mr. Burns is entitled to participate in any of our employee benefit plans that may now be, or in the future will be, in effect on a general basis for our executive officers or employees. Additionally, we provide, at the Company’s sole expense, healthcare benefits for Mr. Burns and his children.

DIRECTOR COMPENSATION

Non-Employee Director Compensation Policy

Our Board compensation policy provides for the following compensation to our non-employee directors:

•

Annual Cash Retainer. Each non-employee director, other than the Chairman of the Board, receives an annual cash retainer of $60,000. The Chairman of the Board receives an annual cash retainer of $70,000.

•

Annual Equity Grant. Each non-employee director, other than the Chairman of the Board, receives an annual equity grant of restricted stock units having a grant date fair value of $60,000. The Chairman of the Board receives an annual equity grant of restricted stock units having a grant date fair value of $120,000. Annual equity grants vest in equal quarterly installments over the fiscal year.

All non-employee directors are also reimbursed for ordinary and reasonable expenses incurred in exercising their responsibilities. We do not compensate Mr. Somo, our President and Chief Executive Officer, for his service on the Board.

The following table describes the compensation earned by non-employee members of our Board during the year ended December 31, 2025:

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)	Total ($)
Drue Freeman	$60,000	$60,000	$120,000
Gregory Knight	$60,000	$60,000	$120,000
Ted Lesster	$60,000	$60,000	$120,000
Michael C. Turmelle	$70,000	$120,000	$190,000

(1)

The amounts included in this column are the aggregate grant date fair value of restricted stock unit awards, determined in accordance with Financial Standards Accounting Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 718. These amounts do not necessarily reflect the actual value that may be recognized by the individual upon restricted stock unit vesting.

The aggregate number of stock option awards outstanding for each of our non-employee directors as of December 31, 2025, was as follows:

Name	Number of Vested Stock Options
Drue Freeman	8,983
Gregory Knight	8,983
Ted Lesster	34,821
Michael C. Turmelle	45,731

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding beneficial ownership of our common stock as of March 25, 2026 by (i) each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our common stock, (ii) each of our directors and named executive officers and (iii) all executive officers and directors as a group.

Beneficial ownership is determined in accordance with SEC rules. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include shares of common stock issuable upon exercise of stock options and warrants that, in each case, are immediately exercisable or exercisable within 60 days of March 25, 2026 and shares of common stock issuable upon the vesting of restricted stock units that are scheduled to vest within 60 days of March 25, 2026. Except as otherwise indicated, all of the shares reflected in the table are shares of common stock and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.

Ownership information is based on 12,089,389 shares of common stock outstanding at the close of business on March 25, 2026. The address of each officer and director is 5508 Highway 290 West, Suite 120, Austin, Texas 78735. Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act and is generally determined by voting powers and/or investment powers with respect to securities. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed shares of common stock subject to stock options, warrants and/or restricted stock units held by that person that are currently exercisable or exercisable or subject to vesting, in each case, within 60 days of March 25, 2026 to be outstanding. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
5% Stockholders:
AWM Investment Company, Inc. (1)	1,208,938	9.9%
AIGH (2)	1,210,620	9.9%
Laurence W. Lytton (3)	1,210,047	9.9%
Named Executive Officers, Directors and Director Nominees:
David Somo (4)	90,909	*
Timothy Burns (5)	94,001	*
Drue Freeman (6)	34,513	*
Gregory Knight (6)	34,513	*
Ted Lesster (7)	63,351	*
Michael C. Turmelle (8)	96,790	*
All Directors and Executive Officers as a Group (6 persons)	414,077	3.4%

*	Represents beneficial ownership of less than 1%.

(1)

Based on shares held on December 31, 2025 as reported on Nasdaq and actual shares and prefunded warrants purchased in a confidentially marketed public offering that closed on February 25, 2026. Represents shares beneficially owned by AWM Investment Company, Inc., a Delaware corporation (“AWM”), as the investment adviser to Special Situations Cayman Fund, L.P., a Cayman Islands Limited Partnership (“Cayman”), Special Situations Fund III QP, L.P., a Delaware limited partnership (“SSFQP”), Special Situations Technology Fund, L.P., a Delaware limited partnership (“Tech”) and Special Situations Technology Fund II, L.P., a Delaware limited partnership (“Tech II” and, together with Cayman, SSFQP and Tech, the “AWM Funds”). David M. Greenhouse and Adam C. Stettner are the principal owners of AWM. Through their control of AWM, Messrs. Greenhouse and Stettner share voting and investment control over the portfolio securities of each of the AWM Funds. Includes (i) 1,196,849 shares of Common Stock and (ii) 12,089 shares of Common Stock issuable upon exercise of prefunded warrants exercisable within 60 days of March 25, 2026. Excludes an aggregate of 1,461,286 shares of Common Stock issuable upon exercise of prefunded warrants exercisable within 60 days of March 25, 2026 due to beneficial ownership limitations. The prefunded warrants held by AWM may only be exercised to the extent that the total number of shares of Common Stock then beneficially owned by AWM does not exceed 9.99% of the outstanding shares of our Common Stock. The amounts set forth in the table above give effect to such beneficial ownership limitation. The address for AWM is c/o Special Situations Funds, 527 Madison Avenue, Suite 2600, New York, New York, 10022.

(2)

Based on shares held immediately prior to, and actual shares purchased in, a confidentially marketed public offering that closed on February 25, 2026. Represents shares beneficially owned by AIGH Capital Management, LLC, AIGH Investment Partners, LLC and Mr. Orin Hirschman (collectively, “AIGH”). Includes (i) 1,181,696 shares of Common Stock and (ii) 28,924 shares of Common Stock issuable upon exercise of prefunded warrants exercisable within 60 days of March 25, 2026. Excludes 104,409 shares of Common Stock issuable upon exercise of prefunded warrants exercisable within 60 days of March 25, 2026 due to beneficial ownership limitations. The prefunded warrants held by AIGH may only be exercised to the extent that the total number of shares of Common Stock then beneficially owned by AIGH does not exceed 9.99% of the outstanding shares of our Common Stock. The amounts set forth in the table above give effect to such beneficial ownership limitation. The address for AIGH is 6006 Berkely Avenue, Baltimore, Maryland, 21209.

(3)

Based on a Schedule 13G filed with the SEC on March 2, 2026 reporting on beneficial ownership as of February 24, 2026. Includes (i) 1,186,849 shares of Common Stock and (ii) 631,332 shares of Common Stock issuable upon exercise of prefunded warrants. The prefunded warrants held by Laurence W. Lytton may only be exercised to the extent that the total number of shares of Common Stock then beneficially owned by Laurence W. Lytton does not exceed 9.99% of the outstanding shares of our Common Stock. The amounts set forth in the table above give effect to such beneficial ownership limitation. The address for Laurence W. Lytton is 467 Central Park West, New York, NY 10025.

(4)	Represents shares of Common Stock.

(5)	Includes (i) 44,080 shares of Common Stock and (ii) 49,921 shares of Common Stock issuable upon exercise of stock options exercisable within 60 days of March 25, 2026.

(6)

Includes (i) 20,984 shares of Common Stock, (ii) 8,983 shares of Common Stock issuable upon exercise of stock options exercisable within 60 days of March 25, 2026 and (iii) 4,546 shares of Common Stock issuable upon the vesting of restricted stock units within 60 days of March 25, 2026.

(7)

Includes (i) 23,984 shares of Common Stock, (ii) 34,821 shares of Common Stock issuable upon exercise of stock options exercisable within 60 days of March 25, 2026 and 4,546 shares of Common Stock issuable upon the vesting of restricted stock units within 60 days of March 25, 2026.

(8)

Includes (i) 41,968 shares of Common Stock, (ii) 45,731 shares of Common Stock issuable upon exercise of stock options exercisable within 60 days of March 25, 2026 and (iii) 9,091 shares of Common Stock issuable upon the vesting of restricted stock units within 60 days of March 25, 2026.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock is intended as a summary only. This description is based upon, and is qualified by reference to, our certificate of incorporation, as amended to date (our “certificate of incorporation”), our certificate of designation of preferences, rights and limitations of Series A convertible preferred stock (our “certificate of designation”), our bylaws, as amended to date (our “bylaws”), and applicable provisions of the General Corporation Law of the State of Delaware (the “DGCL”). This summary is not complete. You should read our certificate of incorporation (including the certificate of amendment thereto), our certificate of designation and our bylaws, which are incorporated by reference as exhibits to the registration statement of which this prospectus forms a part, for the provisions that are important to you.

Authorized and Outstanding Capital Stock

Our certificate of incorporation provides that we may issue up to 50,000,000 shares of Common Stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share. 3,000,000 shares of our authorized preferred stock have been designated as Series A Convertible Preferred Stock, par value $0.001 per share (the “Series A Preferred Stock”). As of March 25, 2026, we had outstanding 12,089,389 shares of Common Stock and no shares of preferred stock.

Common Stock

Each holder of our Common Stock is entitled to one vote for each such share outstanding in the holder’s name. No holder of Common Stock is entitled to cumulate votes in voting for directors, which means that the holders of a majority of the outstanding shares of our Common Stock will be entitled to elect all of the directors standing for election.

Holders of our Common Stock are entitled to such dividends as may be declared by our board of directors (our “Board”) out of funds legally available for such purpose, subject to any preferential dividend rights of any then outstanding preferred stock.

In the event of our liquidation, dissolution or winding up, the holders of our Common Stock are entitled to receive pro rata our assets, which are legally available for distribution, after payments of all debts and other liabilities and subject to the prior rights of any holders of preferred stock then outstanding.

The shares of Common Stock are neither redeemable nor convertible. Holders of Common Stock have no preemptive or subscription rights to purchase any of our securities. The shares of Common Stock are not subject to further calls or assessment by us. There are no redemption or sinking fund provisions applicable to the Common Stock. All of the outstanding shares of our Common Stock are fully paid and non-assessable.

Preferred Stock

General

Our certificate of incorporation provides that our Board has the authority, without any further action by our stockholders, to designate and issue up to 10,000,000 shares of preferred stock in one or more classes or series and to fix the powers, rights, preferences, and privileges of each class or series of preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any class or series, which may be greater than the rights of the holders of the Common Stock.

Series A Preferred Stock

On February 23, 2017, we filed a certificate of designation with the Secretary of State of the State of Delaware creating our Series A Preferred Stock and establishing the designations, preferences, and other rights of the Series A Preferred Stock, which became effective upon filing. Our Series A Preferred Stock ranks senior to our Common Stock with respect to dividend rights and rights on liquidation, winding-up and dissolution. Our Series A Preferred Stock has a stated value of $2.535. Holders of Series A Preferred Stock are entitled to receive dividends declared or paid on our Common Stock. The holders of the Series A Preferred Stock do not have the right to vote on any matter except to the extent required by Delaware law. There are no shares of Series A Preferred Stock outstanding.

Anti-Takeover Effects of Certain Provisions of Delaware Law and Our Charter Documents

Provisions of Delaware law and our charter documents could have the effect of delaying or preventing a third party from acquiring us, even if the acquisition would benefit our stockholders. These provisions may delay, defer or prevent a tender offer or takeover attempt of the Company that a stockholder might consider in his, her or its best interest, including those attempts that might result in a premium over the market price for the shares held by our stockholders. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our Board and in the policies formulated by the Board and to discourage types of transactions that may involve our actual or threatened change of control. These provisions are designed to reduce our vulnerability to an unsolicited proposal for a takeover that does not contemplate the acquisition of all of our outstanding shares, or an unsolicited proposal for the restructuring or sale of all or part of us.

Effect of Delaware Anti-Takeover Statute. We are subject to Section 203 of the DGCL, an anti-takeover law. In general, Section 203 prohibits a Delaware corporation from engaging in any business combination (as defined below) with any interested stockholder (as defined below) for a period of three years following the date that the stockholder became an interested stockholder, unless:

●	prior to that date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

●

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares of voting stock outstanding (but not the voting stock owned by the interested stockholder) those shares owned by persons who are directors and officers and by excluding employee stock plans in which employee participants do not have the right to determine whether shares held subject to the plan will be tendered in a tender or exchange offer; or

●

on or subsequent to that date, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines “business combination” to include the following:

●	any merger or consolidation involving the corporation and the interested stockholder;

●	any sale, lease, exchange, mortgage, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

●	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

●

subject to limited exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

●	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an “interested stockholder” as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation, or who beneficially owns 15% or more of the outstanding voting stock of the corporation at any time within a three-year period immediately prior to the date of determining whether such person is an interested stockholder, and any entity or person affiliated with or controlling or controlled by any of these entities or persons.

Our Charter Documents.

Effects of authorized but unissued Common Stock and blank check preferred stock. One of the effects of the existence of authorized but unissued Common Stock and undesignated preferred stock may be to enable our Board to make more difficult or to discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby to protect the continuity of management. If, in the due exercise of its fiduciary obligations, the Board were to determine that a takeover proposal was not in our best interest, such shares could be issued by the Board without stockholder approval in one or more transactions that might prevent or render more difficult or costly the completion of the takeover transaction by diluting the voting or other rights of the proposed acquirer or insurgent stockholder group, by putting a substantial voting block in institutional or other hands that might undertake to support the position of the incumbent Board, by effecting an acquisition that might complicate or preclude the takeover, or otherwise.

In addition, our certificate of incorporation grants our Board broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of additional shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of Common Stock. The issuance also may adversely affect the rights and powers, including voting rights, of those holders and may have the effect of delaying, deterring or preventing a change in control of the Company.

Cumulative Voting. Our certificate of incorporation does not provide for cumulative voting in the election of directors, which would allow holders of less than a majority of the stock to elect some directors.

Blank Check Preferred Stock. As noted above, our certificate of incorporation allows our Board to fix the designation, powers, preferences and rights of the shares of each series of preferred stock and any of their qualifications, limitations or restrictions, in each case without further vote or action by our stockholders.

No Stockholder Action by Written Consent. Our certificate of incorporation expressly prohibits stockholders from acting by written consent. This means that stockholders may only act at annual or special meetings.

Vacancies. Our certificate of incorporation and bylaws provide that all vacancies may be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum.

Special Meeting of Stockholders. A special meeting of stockholders may only be called by the chairman of the Board, the chief executive officer, or the Board at any time and for any purpose or purposes as shall be stated in the notice of the meeting, and shall be called by the secretary upon the written request of the holders of record of at least 25% of the outstanding shares of Common Stock. This provision could prevent stockholders from calling a special meeting because, unless certain significant stockholders were to join with them, they might not obtain the percentage necessary to request the meeting. Therefore, stockholders holding less than 25% of the issued and outstanding Common Stock, without the assistance of management, may be unable to propose a vote on any transaction that would delay, defer or prevent a change of control, even if the transaction were in the best interests of our stockholders.

Requirements for Advance Notification of Stockholder Nominations and Proposals. Our certificate of incorporation and bylaws have advance notice procedures with respect to stockholder proposals and nominations of candidates for election as directors, other than nominations made by or at the direction of our Board or a committee of our Board. The business to be conducted at a meeting will be limited to business properly brought before the meeting, in accordance with our certificate of incorporation and bylaws. Failure to follow the procedures set forth in our certificate of incorporation and bylaws will result in the chairman of the meeting disregarding the nomination or declaring that the proposed business will not be transacted.

Under our bylaws, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware does not have jurisdiction, the federal district court for the District of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for: (i) any derivative action or proceeding brought on behalf of the Company; (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, or other employee or stockholder of the Company to the Company or the Company’s stockholders; (iii) any action asserting a claim arising pursuant to any provision of the DGCL or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware; or (iv) any action asserting a claim arising pursuant to any provision of our certificate of incorporation or our bylaws or governed by the internal affairs doctrine.

In addition, our bylaws provide that unless we consent in writing to the selection of an alternative forum, the federal district court for the District of Delaware (or if such court does not have jurisdiction over such action, any other federal district court of the United States), to the fullest extent permitted by law, shall be the sole and exclusive forum for the resolution of any claims arising under the Securities Act.

Transfer Agent and Registrar

Our transfer agent and registrar for our Common Stock is EQ Shareowner Services.

Listing

Our Common Stock is listed on The Nasdaq Capital Market under the symbol “IPWR.”

PLAN OF DISTRIBUTION

The Selling Securityholder of the securities and any of its pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their securities covered hereby on Nasdaq or any other stock exchange, market or trading facility on which the securities are traded or in private transactions. These sales may be at fixed or negotiated prices. The Selling Securityholder may use any one or more of the following methods when selling securities:

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
●	block trades in which the broker-dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;
●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
●	an exchange distribution in accordance with the rules of the applicable exchange;
●	privately negotiated transactions;
●	settlement of short sales;
●	in transactions through broker-dealers that agree with the Selling Securityholder to sell a specified number of such securities at a stipulated price per security;
●	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;
●	a combination of any such methods of sale; or
●	any other method permitted pursuant to applicable law.

The Selling Securityholder may also sell securities under Rule 144 or any other exemption from registration under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the Selling Securityholder may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Securityholder (or, if any broker-dealer acts as agent for the purchaser of securities, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA Rule 2121; and in the case of a principal transaction a markup or markdown in compliance with FINRA Rule 2121.

In connection with the sale of the securities or interests therein, the Selling Securityholder may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the securities in the course of hedging the positions they assume. The Selling Securityholder may also sell securities short and deliver these securities to close out their short positions, or loan or pledge the securities to broker-dealers that in turn may sell these securities. The Selling Securityholder may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of securities offered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The Selling Securityholder and any broker-dealers or agents that are involved in selling the securities may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the securities purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each Selling Securityholder has informed us that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the securities.

We are required to pay certain fees and expenses incurred by us incident to the registration of the securities. We have agreed to indemnify the Selling Securityholder against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

We agreed to keep this prospectus effective until the Selling Securityholder does not own any Pre-Funded Warrants or Common Stock issuable upon exercise of the Pre-Funded Warrants, as applicable.

Pursuant to applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale securities may not simultaneously engage in market making activities with respect to the Common Stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the Selling Securityholder will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of the Common Stock by the Selling Securityholder or any other person. We will make copies of this prospectus available to the Selling Securityholder and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

LEGAL MATTERS

The validity of the issuance of the securities offered hereby will be passed upon for us by Perkins Coie LLP, Denver, Colorado.

EXPERTS

The financial statements of Ideal Power Inc. as of December 31, 2025 and 2024 and for each of the two years in the period ended December 31, 2025, incorporated by reference to the Annual Report on Form 10-K for the year ended December 31, 2025, have been so incorporated in reliance on the report of BPM LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

This prospectus is part of the registration statement on Form S-1 that we filed with the SEC under the Securities Act and does not contain all of the information set forth in the registration statement. Whenever a reference is made in this prospectus to any of our contracts, agreements or other documents, the reference may not be complete, and you should refer to the exhibits that are part of the registration statement or the exhibits to the reports or other document incorporated into this prospectus for a copy of such contract agreement or other document. Because we are subject to the information and reporting requirements under the Exchange Act, we file annual, quarterly and current reports, proxy statements and other information with the SEC. Our filings with the SEC are available to the public over the SEC’s website at www.sec.gov. Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, including any amendments to those reports, and other information that we file with or furnish to the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act can also be accessed free of charge on our website. at https://idealpower.com. Information contained on or accessible through our website is not a part of this prospectus and is not incorporated by reference herein, and the inclusion of our website address in this prospectus is an inactive textual reference only.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” information that we file with it into this prospectus, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. The information incorporated by reference into this prospectus is deemed to be part of this prospectus, and any information filed with the SEC after the date of this prospectus will automatically be deemed to update and supersede information contained in this prospectus and any accompanying prospectus supplement.

The following documents previously filed with the SEC are incorporated by reference in this prospectus:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2025, filed with the SEC on March 27, 2026;

•	Our Current Report on Form 8-K filed with the SEC on February 23, 2026; and

•

The description of our common stock contained in our Registration Statement on Form 8-A filed with the SEC on November 21, 2013 under Section 12(b) of the Exchange Act, including any amendments or reports filed for the purpose of updating such description (including Exhibit 4.5 to our Annual Report on Form 10-K for the year ended December 31, 2025, filed with the SEC on March 27, 2026).

All filings filed by us pursuant to the Exchange Act after the date of the initial filing of the registration statement of which this prospectus is a part and prior to effectiveness of the registration statement shall be deemed to be incorporated by reference into this prospectus.

We also incorporate by reference all additional documents that we file with the SEC under the terms of Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act that are made after the date of the initial registration statement but prior to effectiveness of the registration statement and after the date of this prospectus but prior to the termination of the offering of the securities covered by this prospectus. We are not, however, incorporating, in each case, any documents or information that we are deemed to furnish and not file in accordance with SEC rules.

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should assume that the information appearing in this prospectus is accurate only as of the date of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

Any statement contained in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded for the purposes of this prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes that statement. The modifying or superseding statement need not state it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement is not an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

You may request, and we will provide you with, a copy of these filings, at no cost, by calling us at (561) 559-4111 or by writing to us at the following address:

Ideal Power Inc.

5508 Highway 290 West, Suite 120

Austin, Texas, 78735

(512) 264-1542

Attention: Chief Financial Officer

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth an estimate of the fees and expenses relating to the issuance and distribution of the securities being registered hereby, all of which shall be borne by the registrant:

SEC registration fee	$276
Legal fees and expenses	$40,000
Printing fees and expenses	$1,500
Accounting fees and expenses	$8,000
Miscellaneous fees and expenses	$2,500
Total	$52,276

Item 14. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law (the “DGCL”) provides, in general, that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to the corporation. In the case of a derivative action, a Delaware corporation may indemnify any such person against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification will be made in respect of any claim, issue or matter as to which such person will have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery of the State of Delaware or any other court in which such action was brought determines such person is fairly and reasonably entitled to indemnity for such expenses. The DGCL provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

The registrant’s certificate of incorporation, as amended, provide that it will indemnify its directors, officers, employees and agents to the extent and in the manner permitted by the provisions of the DGCL, as amended from time to time, subject to any permissible expansion or limitation of such indemnification, as may be set forth in any stockholders’ or directors’ resolution or by contract. Any repeal or modification of these provisions approved by the registrant’s stockholders will be prospective only and will not adversely affect any limitation on the liability of any of the registrant’s directors or officers existing as of the time of such repeal or modification.

The registrant’s certificate of incorporation, as amended, provides that no director is liable to the registrant or its stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by the DGCL, except for liability (i) for any breach of the director’s duty of loyalty to the registrant or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. If the DGCL is amended after the date hereof to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

The registrant has also obtained insurance covering its directors and officers for liability arising out of their respective actions.

Item 15. Recent Sales of Unregistered Securities.

On February 23, 2026, the Company entered into the Securities Purchase Agreement with the Selling Securityholder, pursuant to which the Company agreed to issue and sell to the Selling Securityholder Pre-Funded Warrants to purchase 631,332 shares of Common Stock at an exercise price of $0.001 per share in the Concurrent Placement. The Pre-Funded Warrants offered in the Concurrent Placement have an exercise price of $0.001 per share and expire when they are exercised in full, the gross proceeds to the Company from the Concurrent Placement were approximately $1.7 million. The Concurrent Placement closed on February 25, 2026. For additional information regarding the Securities Purchase Agreement, refer to the summary included under Item 1.01 and Item 3.02 of our Current Report on Form 8-K filed with the SEC on February 25, 2025, which is incorporated by reference herein.

Item 16. Exhibits and Financial Statement Schedules.

(a)	Exhibits.

Exhibit Number	Description
3.1

Delaware Certificate of Conversion including Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form S-1, filed on August 6, 2013 (File No. 333-190414)).

3.2

Certificate of Amendment to the Certificate of Incorporation of Ideal Power Inc. (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K, filed on August 20, 2019 (File No. 001-36216)).

3.3	Second Amended and Restated Bylaws of Ideal Power Inc. (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K, filed on June 17, 2022 (File No. 001-36216)).
3.4

Certificate of Designation of Preferences, Rights and Limitations of Series A Convertible Preferred Stock of Ideal Power Inc. (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K, filed on February 27, 2017 (File No. 001-36216)).

4.1	Specimen Common Stock Certificate (incorporated by reference to Exhibit 4.1 to the Company’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 14, 2021)
4.2

Form of Series B Pre-Funded Common Stock Warrant (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 13, 2019)

4.3

Form of Pre-Funded Warrant issued in March 2024 (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 28, 2024)

4.4

Form of Pre-Funded Warrant issued to Selling Securityholder in February 2026 (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 25, 2026)

5.1#	Opinion of Perkins Coie LLP
10.1

Ideal Power Inc. Amended and Restated 2013 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 16, 2023) +

10.2

Employment Agreement, effective November 3, 2025, between Ideal Power Inc. and David Somo (incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 3, 2025) +

10.3

Employment Agreement between the registrant and Timothy W. Burns dated September 16, 2014 (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 19, 2014) +

10.4

Second Revised and Restated Employment Agreement between the Company and R. Daniel Brdar dated April 8, 2020 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 14, 2020) +

10.5

Retirement and Transition Services Agreement, dated November 2, 2025, between Ideal Power Inc. and R. Daniel Brdar (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 3, 2025) +

10.6

Form of Restricted Stock Units Agreement (incorporated by reference to Exhibit 99.1 of the Company’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on November 3, 2025) +

10.7

Form of Performance Stock Units Agreement (incorporated by reference to Exhibit 99.2 of the Company’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on November 3, 2025) +

10.8	Securities Purchase Agreement, dated February 23, 2026 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the SEC on February 25, 2026)
23.1#	Consent of BPM LLP, Independent Registered Public Accounting Firm
23.2#	Consent of Perkins Coie LLP (included in Exhibit 5.1).
24.1#	Power of Attorney (included on the signature page hereto).
107#	Filing Fee Table.

#	Filed herewith.
+	Indicates a management contract or compensatory agreement.

Item 17. Undertakings.

(a)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)

To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in this registration statement;

Provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) of this section do not apply if the registration statement is on Form S-3 or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2)

That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(5)

That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(b)

The undersigned registrant hereby further undertakes that, for the purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Austin, State of Texas, on March 27, 2026.

IDEAL POWER INC.

By:	/s/ David Somo
Name:	David Somo
Title:	President and Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below hereby constitutes and appoints David Somo and Timothy Burns, and each of them acting individually, as his true and lawful attorneys-in-fact and agents, each with full power of substitution, for him in any and all capacities, to execute any and all amendments to this Registration Statement (including any post-effective amendments, and any new registration statement with respect to the offering contemplated thereby filed pursuant to Rule 462(b) of the Securities Act), and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto such attorneys-in-fact and agents, with full power of each to act alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that such attorneys-in-fact and agents, or his, her or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement and power of attorney have been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ David Somo	President, Chief Executive Officer and Director	March 27, 2026
David Somo	(Principal Executive Officer)

/s/ Timothy W. Burns	Chief Financial Officer, Secretary and Treasurer	March 27, 2026
Timothy W. Burns	(Principal Financial and Accounting Officer)

/s/ Michael C. Turmelle	Chairman of the Board	March 27, 2026
Michael C. Turmelle

/s/ Drue Freeman	Director	March 27, 2026
Drue Freeman

/s/ Gregory Knight	Director	March 27, 2026
Gregory Knight

/s/ Ted Lesster	Director	March 27, 2026
Ted Lesster

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